EXHIBIT 4.7

Kirkpatrick Family Foundation, Inc.

December 14, 2011
Mr. Manuel Iglesias
Hygea Holdings Corp
9100 S. Dadeland Blvd, Suite 1500
Miami, FL 33156

Re:	Non-Negotiable Promissory Note dated, August 1, 2011 in the amount of $125,000 between Hygea Holdings Corp. (Maker) and Kirkpatrick Family Foundation, Inc. (Holder)

Dear Mr. Iglesias:

This letter is to confirm that our amendment by interlineation the second paragraph of the above-referenced promissory note (the “Note”) so it shall now read as follows:

Under the terms of this Non-Negotiable Promissory Note (this “Note”), the Maker shall repay all principal and interest due under the Note on or before January 31, 2012 ~~six (6) months from the date of the date first written above (the “Effective Date”).  Notwithstanding the foregoing, if the Maker has not been approved by the Securities and Exchange Commission (“SEC”) for public trading of the common stock of the Company on an SEC approved exchange by September 30, 2011 then all sums due under this Note shall be immediately due and payable~~.  All payment shall be applied to accrued interest at the time of the payment and then the balance of any such payments shall be applied toward principal.

As a result of the foregoing revisions, the Maturity Date of the Note shall be deemed to be January 31, 2012 for all purposes.  My signature below confirms the Holder’s consent to this amendment by interlineation.  Please confirm Maker’s consent by signing in the space below.

Very truly yours,

KIRKPATRICK FAMILY FOUNDATON, INC.

By:	/s/ John Evron Kirkpatrick
President

AGREED AND ACCEPTED:
HYGEA HOLDINGS CORP.

By:/s/ Manuel E. Iglesias
     Manuel E. Iglesias
     President